UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,526,909
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,526,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,909
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,229
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,229

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,535,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,535,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,535,138
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,535,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,535,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 758,335
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 758,335

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 758,335
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 767,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,519,029 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,029 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 767,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,519,029 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,029 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 767,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,519,029 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,519,029 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) See Items 5 and 6.

Explanatory Note

This Amendment No. 8 (the “Amendment No. 8”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017, as amended by Amendment No. 1 on December 4, 2017, Amendment No. 2 on March 16, 2018, Amendment No. 3 on April 5, 2018, Amendment No. 4 filed on July 11, 2019, Amendment No. 5 filed on October 22, 2020, Amendment No. 6 filed on January 8, 2021 and Amendment No. 7 filed on April 28, 2021 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 8, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

Item 2.	Identity and Background.

Item 2 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in Annex A-2 to this Amendment No. 8 is incorporated herein by reference in this amended Item 2.

Item 4.	Purpose of the Transaction.

Item 4 of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

On July 8, 2021, certain of the Reporting Persons entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Morgan Stanley & Co. LLC, pursuant to which, among other things, such Reporting Persons agreed to sell an aggregate of 3,000,000 Ordinary Shares to Morgan Stanley & Co. LLC at price of $50.50 per Ordinary Share, subject to customary closing conditions. The Ordinary Shares purchased by Morgan Stanley & Co. LLC were offered and sold to the public pursuant to the Issuer’s registration statement on Form S-3 (File No. 333- 333-227451) filed on October 9, 2018. The sale of the Ordinary Shares pursuant to the Underwriting Agreement was consummated on July 13, 2021.

The number of Ordinary Shares sold by each such Reporting Person is set forth below:

Reporting Person	Number of Ordinary Shares Sold
Silver Lake Partners III Cayman (AIV III), L.P.	1,987,251
Silver Lake Technology Investors III Cayman, L.P.	10,742
Silver Lake Sumeru Fund Cayman, L.P.	989,953
Silver Lake Technology Investors Sumeru Cayman, L.P.	12,054
TOTAL	3,000,000

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the form of Underwriting Agreement, a copy of which is filed as Exhibit J hereto, and is incorporated by reference into this Item 4.

On July 13, 2021, in connection with the closing of the transaction described above, SLP III Cayman distributed an aggregate of 6,024 Ordinary Shares to certain of SLP III Cayman’s indirect equityholders, in lieu of certain cash proceeds related to the sale of Ordinary Shares by SLP III Cayman. The recipients of this distribution intend to promptly transfer such Ordinary Shares to a charitable foundation.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Prior 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 and in the footnotes on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 3,054,167 Ordinary Shares of the Issuer, which includes (i) 1,526,909 Ordinary Shares held by SLP III Cayman; (ii) 8,229 Ordinary Shares held by SLTI III Cayman; (iii) 758,335 Ordinary Shares held by SLS Cayman; (iv) 9,233 Ordinary Shares held by SLTI Sumeru Cayman and (v) 751,461 Ordinary Shares held by, or beneficially owned by, Mr. Ajay Shah and his affiliated investment vehicles, which includes 337,500 Ordinary Shares underlying currently exercisable stock options and 8,312 restricted stock units vesting within 60 days (see “Sponsor Shareholders Agreement” in Item 6 of the Schedule 13D), representing in the aggregate approximately 12.4% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement described further in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares. The percentages of beneficial ownership in this Schedule 13D are based on (i) 24,237,614 Ordinary Shares outstanding as of May 28, 2021 as reflected in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on July 9, 2021, plus, where applicable, (ii) a number of Ordinary Shares which would be issued upon the exercise by Mr. Shah of his 337,500 currently exercisable stock options and the vesting of 8,312 restricted stock units held by Mr. Shah that are scheduled to vest within 60 days.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A-1 and Annex A-2 of this Amendment No. 8, respectively, and incorporated herein by reference in response to this Item 5.

The beneficial ownership of Ordinary Shares reported herein does not include Ordinary Shares underlying unvested options to purchase Ordinary Shares or unvested restricted stock units not vesting within 60 days held by Mr. Shah as described in Item 6 of Amendment No. 5 to the Schedule 13D.

Item 5(c) of the Prior 13D is hereby amended and restated as follows:

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

In addition, Item 6 of the Prior 13D is hereby amended and supplemented by inserting the following to the end thereof:

In connection with the sale on July 13, 2021 of Ordinary Shares by the Silver Lake Investors as described in Item 4 above, the Silver Lake Investors entered into a lock-up agreement (the “July 2021 Lock-Up Agreement”) and agreed with Morgan Stanley & Co. LLC, the purchaser of the Ordinary Shares, subject to certain exceptions, not to (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other securities of the Issuer, or (iv) publicly disclose the intention to do any of the foregoing, in each case for a period commencing on the date of the lock-up agreement and ending on the 30th day after the date of the sale, except with the prior written consent of Morgan Stanley & Co. LLC or one of the exceptions set forth in the July 2021 Lock-Up Agreement. The July 2021 Lock-Up Agreement included an exemption from such prohibitions for the transfer of Ordinary Shares by the Silver Lake Investors to their respective partners or equityholders, as applicable, in an in kind distribution, provided that no such distribution shall occur prior to July 26, 2021. Furthermore, the July 2021 Lock-Up Agreement provides that SLTI III Cayman and SLTI Sumeru Cayman shall be released from the July 2021 Lock-Up Agreement at such time SLP III Cayman or SLS Cayman conducts such a distribution in kind of Ordinary Shares.

The foregoing description of the July 2021 Lock-Up Agreement is qualified in its entirety by reference to the July 2021 Lock-Up Agreement, a form of which is filed as Exhibit K to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Prior 13D is hereby amended and supplemented as follows:

J.	Underwriting Agreement (incorporated herein by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on July 13, 2021)

K.	Form of Lock-Up Letter Agreement (incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on July 13, 2021)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2021

Silver Lake Partners III Cayman (AIV III), L.P.

By:	Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Investors III Cayman, L.P.

By:	Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Associates III Cayman, L.P.

By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Sumeru Fund Cayman, L.P.

By: Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
Name: Andrew Schader Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.

By: Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
Name: Andrew Schader Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.

By: SLTA Sumeru (GP) Cayman, L.P., its general partner

By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
Name: Andrew Schader Title: Director

SLTA Sumeru (GP) Cayman, L.P.

By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
Name: Andrew Schader Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Andrew Schader
Name: Andrew Schader
Title: Director

Annex A-1 to Amendment No. 8

The Annex A-1 of the Prior 13D is hereby amended and supplemented as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd. Each of such persons is a citizen of the United States.

Silver Lake (Offshore) AIV GP III, Ltd.
Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Partner of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Partner of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director and Managing Partner of Silver Lake Group, L.L.C.

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director of Silver Lake Group, L.L.C.

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Mr. Hao beneficially owns 6,024 Ordinary Shares, representing less than 0.1% of the outstanding Ordinary Shares, acquired in a distribution in kind from SLP III Cayman as described in Item 4 of this Amendment No. 8. Other than Mr. Hao, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

Annex A-2 to Amendment No. 8

The Annex A-2 of the Prior 13D is hereby amended and supplemented as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake Sumeru (Offshore) AIV GP, Ltd. Each of such persons is a citizen of the United States.

Silver Lake Sumeru (Offshore) AIV GP, Ltd.
Name	Business Address	Principal Occupation
John Brennan	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Director of Sumeru Equity Partners

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Partner of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Paul Mercadante	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Director of Sumeru Equity Partners

Kyle Ryland	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Partner of Sumeru Equity Partners

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director of Silver Lake Group, L.L.C.

Ajay Shah	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder and Managing Partner of Silver Lake Management Company Sumeru, L.L.C.

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Mr. Shah beneficially owns 751,461 Ordinary Shares of the Issuer, or approximately 3.1% of the outstanding Ordinary Shares, which includes (i) 405,649 Ordinary Shares of the Issuer held through trusts and investment vehicles for the benefit of Mr. Shah and his family, (ii) 337,500 shares underlying exercisable options held of record by Mr. Shah and (iii) 8312 shares underlying restricted stock units held of record by Mr. Shah scheduled to vest within 60 days. The beneficial ownership described herein does not include an additional 337,500 Ordinary Shares underlying stock options which are currently unvested and an additional 58,188 Ordinary Shares underlying currently unvested restricted stock units not scheduled to vest within 60 days, each described in Item 6 of Amendment No. 5 to the Schedule 13D.

Mr. Mercadante indirectly beneficially owns 6,639 Ordinary Shares, representing less than 0.1% of the outstanding Ordinary Shares, acquired in connection with the Inforce Acquisition described in the Explanatory Note of Amendment No. 4 to the Schedule 13D.

Mr. Hao beneficially owns 6,024 Ordinary Shares, representing less than 0.1% of the outstanding Ordinary Shares, acquired in a distribution in kind from SLP III Cayman as described in Item 4 of Amendment No. 8. Other than Messrs. Shah, Mercadante and Hao, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.